Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Registration Statement on Form S-1 Filed January 15, 2020 File No. 333-235933

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form S-1 (File No. 333-235933) filed with the Commission on January 15, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Form S-1 filed on January 15, 2020

Cover Page

1. QUESTION:	We note your disclosure on the prospectus cover page that you have "assumed" a public offering price of $5.50 per Unit. Please revise to clarify, if true, that you are offering Units at a fixed price of $5.50 per Unit.

RESPONSE:	The Company has revised its disclosure. Please see the prospectus cover page of the Amended Registration Statement.

Dilution, page 29

2. QUESTION:	We note your disclosures on page 29 that after giving effect to the sale of 1,900,000 units in this offering at an assumed initial public offering price of $5.50 per unit and after deducting the underwriting discounts and commissions and estimated offering expenses, your pro forma as adjusted net tangible book value at September 30, 2019 would have been $8,834,210. We further note your disclosure that this would also represent an increase in net tangible book value per share of ($0.71) attributable to new investors in this offering. Based on our recalculation, it appears that the pro forma net tangible book value as of September 30, 2019 should be $6,742,210 resulting in a net tangible book value per share of approximately $0.71 per share. Our recalculation was based on the net proceeds of $9,404,000 added back to the ($2,661,790) net tangible book value as of September 30, 2019. Furthermore, based on our recalculation, the increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering reflected in your table should be $1.06 per share rather than the current ($0.71) per share currently reflected, based on the $0.71 pro forma net tangible book value per share after the offering less the ($0.35) net tangible book vale per share prior to the offering. Please explain or revise.

RESPONSE:	The Company has revised its disclosure. Please see page 29 of the Amended Registration Statement.

Critical Accounting Policies, page 32

3. QUESTION:	Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

RESPONSE:	The Company has revised its disclosure. Please see the page 49 of the Amended Registration Statement.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard Friedman
Richard Friedman
SHEPPARD, MULLIN, RICHTER & HAMPTON llp